

Handprint Tech, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Year Ended December 31, 2024 and December 31, 2023

TABLE OF CONTENTS



RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To: Handprint Tech, Inc. Management

We have reviewed the accompanying financial statements of Handprint Tech, Inc (the Company) which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholders’ equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company’s ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 26, 2025

HANDPRINT TECH INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & cash equivalents	$	1,132	1,945
Total Current Assets		1,132	-
Non-Current Assets:			
Intangible Assets	$	78,540	-
Total Non-Current Assets		78,540	-
TOTAL ASSETS		79,672	1,945
EQUITY			
Common Stock	$	1,000	-
SAFE		159,259	-
Accumulated Deficit		(80,587)	1,945
TOTAL EQUITY		79,672	1,945
TOTAL LIABILITIES AND EQUITY	$	79,672	1,945

See Accompanying Notes to these Unaudited Financial Statements

HANDPRINT TECH INC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Operating Expenses			
Advertising & Marketing	$	1,778	-
Payroll		28,924	-
General and Administrative		43,935	6,194
Research & Development		8,069	-
Total Operating Expenses		**82,706**	**6,194**
Total Loss from Operations		**(82,706)**	**(6,194)**
Other (Expense)			
Other Income	$	174	8,139
Total Other Income (Expense)		**174**	**8,139**
Net Income (Loss)	$	**(82,532)**	**1,945**

See Accompanying Notes to these Unaudited Financial Statements

HANDPRINT TECH INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		SAFE	Retained earnings	Total Shareholder's
	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Net income (loss)	-	-	-	1,945	1,945
Ending balance at 12/31/23	-	-	-	1,945	1,945
Issuance of Common Stock	10,000	1,000	-	-	1,000
Additional Paid in Capital	-	-	159,259	-	159,259
Net income (loss)	-	-	-	(82,532)	(82,532)
Ending balance at 12/31/24	10,000	1,000	159,259	(80,587)	79,672

See Accompanying Notes to these Unaudited Financial Statements

HANDPRINT TECH INC.
STATEMENT OF CASH FLOWS

		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(82,532)	1,945
Net Cash used in (provide by) Operating Activities		(82,532)	1,945
INVESTING ACTIVITIES		-	-
Intangible Assets	$	(78,540)	-
Net Cash used in Investing Activities		(78,540)	-
FINANCING ACTIVITIES			
Common Stock	$	1,000	-
SAFE		159,259	-
Net Cash provided by Financing Activities		160,259	-
Cash at the beginning of period		1,945	8,042
Net Cash increase (decrease) for period		(813)	1,945
Cash at end of period		1,132	1,945

See Accompanying Notes to these Unaudited Financial Statements

Handprint Tech Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Handprint Tech, Inc ("the Company") was formed in Delaware on December 5th, 2023. The Company plans to earn revenue using a SAAS platform and a suite of API products linking together client banks and other corporate leaders with a network portfolio of high-quality impact partners engaged in regenerative sustainable development work in local communities and ecosystems. The Company's headquarters is in Lexington, Virginia. The Company's customers will be located in the United States.

The Company is currently conducting a crowdfunding campaign under Regulation CF, which will continue into the following year as part of its efforts to raise operating capital.

Handprint Tech Pte Ltd will be a Future Fully Owned Subsidiary of the Company, which is expected to occur within a year after the successful closing of the Wefunder campaign.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations

2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last

3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,132 and $1,945 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Intangible Assets

As of December 31, 2024, the Company capitalized $78,540 in software development costs related to the Handprint Platform, a proprietary system intended for leasing to customers under a Software-as-a-Service (SaaS) model. The Company accounts for these costs in accordance with ASC 985-20, Costs of Software to Be Sold, Leased, or Marketed.

Technological feasibility was established in 2024, at which point the Company began capitalizing on qualifying costs. These include salaries and benefits of software engineers directly involved in the coding and testing of the platform. The product has not yet been released to customers; therefore, amortization has not commenced.

The Company expects to begin amortizing the capitalized costs upon the first fully live implementation with a key client, anticipated in the third quarter of the following year. Amortization will be recognized on a straight-line basis over an estimated useful life of five years, subject to reassessment within one year from the commencement of amortization.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenues as a SAAS Platform providing a subscription service. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to twelve months. Revenue is recognized over the life of the subscription as performance obligations are satisfied, typically on a monthly basis and at the end of each service month.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of related expenses for employees doing corporate functions, including finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding debt as of December 31, 2024.

NOTE 6 – EQUITY

The Company has authorized 10,000 of common stock with a par value of $0.1 per share. 10,000 shares were issued and outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the period ending December 31, 2024, the Company entered into numerous SAFE agreements with third parties. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. The total amount of the SAFES is $159,250 as of December 31, 2024.

The SAFEs were issued as part of the Company's ongoing fundraising campaign on the WeFunder platform. Since the raise was still in progress as of year-end, the Company had not yet received all the fully executed individual SAFE agreements from investors. Final signed agreements are expected to be received upon the official closure of the campaign.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 26, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.